
Innovation

SPECTRx

Building for the future,
focusing on the present

A key element to implement our strategy was the acquisition of the SimpleChoice product line of innovative insulin delivery products.



SimpleChoice™ Easy

Company Profile

SpectRx, Inc. (Nasdaq®: SPRX) is a medical technology company providing innovative detection, monitoring and treatment solutions for the diabetes and non-invasive diagnostics healthcare markets. SpectRx is the maker of the SimpleChoice™ line of novel, disposable insulin delivery products for people with diabetes. These FDA-cleared products complement our consumer device for continuous glucose monitoring under development with our partner Abbott Laboratories (NYSE: ABT). We are also creating opportunities for our leading edge, non-invasive biophotonic detection and monitoring technology, which uses light and spectral energies to create painless alternatives to blood-based and tissue-based procedures. Non-invasive products include a developmental non-invasive cervical cancer detection device. We also currently market the Bili*Chek*™, a biophotonic non-invasive, painless monitor for infant jaundice. For more information, visit our web site at www.spectrx.com or use Internet keyword spectrx.



Financial Highlights

Year Ended December 31	2001	2000
Revenue	$ 2,458,000	$ 4,968,000
Net Loss	$(7,281,000)	$(6,662,000)
Net Loss per Diluted Share	$ (0.75)	$ (0.79)
Employees	79	70


$3.0
2.5
2.0
1.5
1.0
0.5
0
'97
'98
'99
'00
'01
Revenue
(in millions)
Product Revenue
Milestone Payments


$10
8
6
4
2
0
'97
'98
'99
'00
'01
R&D Expenditures
(in millions)
Total R&D
Reimbursed

In 2001, Abbott Laboratories committed to full development program funding for our continuous glucose monitor and paid a $1 million equity milestone.





SimpleChoice™ Easy

Dear Fellow Shareholder:

The year 2001 was an important one for SpectRx as we laid the strategic groundwork necessary to accomplish our goals of increasing shareholder value in 2002 and achieving profitability in 2003. We believe that the progress made during 2001 created a foundation that will enable us to reach our longer-term objectives of growth and profitability, the two key goals that we believe will lead to increased shareholder value.

Our major *Progress Points* for 2001 were:

- Abbott Laboratories (NYSE: ABT) committed to full development program funding for our continuous glucose monitor and paid a $1 million equity milestone.
- Through the acquisition of Sterling Medivations, we extended our product pipeline and, as a result, expanded our diabetes business opportunity to include insulin delivery products.
- We realized a significant increase in Bili*Chek*™ disposable sales, meeting our goal of selling 400,000 disposables, more than double the number sold in 2000.
- We moved toward our cervical cancer detection product launch, with our latest prototypes undergoing testing at three U.S. university medical centers.

A key element to implement our strategy was the acquisition of Sterling Medivations in December 2001, with its innovative insulin delivery product line. The acquisition complements our continuous glucose monitoring technology and significantly expands our diabetes business opportunity. It is also expected to provide us with near-term revenue and a pipeline of innovative products to address the growing $2 billion insulin delivery market. We believe that our diabetes business will be a significant valuation driver for the company both near term and long term.

We were also successful in financing the company in 2001. We raised $12 million in equity investments from high-quality institutional investors during a very tough market and finished the year with $9.5 million, the largest amount of cash on hand since 1997. We also greatly reduced the risk associated with litigation in two of our product areas by reaching out of court settlements in our two pending legal disputes.

2002 should be another eventful year with planned continued progress in the development of our continuous glucose monitoring product, the launch of our insulin delivery products and the further refinement of our strategy in the non-invasive diagnostics area.

Our products target the two main areas of diabetes care and complication prevention: glucose monitoring and insulin delivery. Together, these markets represent about $5.7 billion annually.



Our underlying non-invasive diagnostics technology, once unified by biophotonics, has been expanded with the acquisition of Sterling Medivations to include non-biophotonic technology. In 2002, we expect to streamline our operations into two distinct business areas: Diabetes and Non-invasive Diagnostics. The diabetes business focuses on the enormous opportunity presented by the $5.7 billion annual insulin delivery and glucose monitoring markets. The non-invasive business focuses on cancer diagnostics and other areas where we can generate revenue and create value by using biophotonics to replace conventional tests, as demonstrated by our Bili*Chek*™ product. In both areas, our primary business model is to develop products that generate revenue from product sales with recurring income from disposable components.

As we bring you up to date on activities related to achieving our goals in this report, we will provide specific milestones—or *Progress Points*—we are working toward to achieve our longer-term goals. We plan on building on the successes of 2001 to help us reach those goals.

A Focus on Diabetes

Diabetes is one of the larger markets in the healthcare industry. In the United States alone, the cost of the diabetes to the healthcare system each year is almost $100 billion. An aging and overweight baby boomer population is driving the increasing numbers of people with the disease. Diabetes is also a leading contributor to heart disease, kidney failure and blindness. The key to reducing these medical complications and living a fuller, longer life is controlling glucose. Frequent glucose testing and proper insulin dosing is the current method for controlling glucose.

Our focus is to meet the needs of this growing population by providing innovative products for glucose monitoring and insulin delivery, with the ultimate goal of producing a complete diabetes management system or "artificial pancreas." Our products target the two main areas of diabetes care and complication prevention: glucose monitoring and insulin delivery. Together, these markets represent about $5.7 billion annually. Our insulin delivery products are designed to capture customers through innovation, performance and convenience. We believe that the diabetes market has consistently rewarded these

In 2002, we expect to organize our operations into two distinct business areas: Diabetes and Non-invasive Diagnostics.


Innovation



Continuous Glucose Monitor Display

features in the past with increased market share. We also believe that an innovative company, such as SpectRx, will thrive in this market and create long-term value.

Glucose Monitoring

We have partnered with Abbott Laboratories to develop the world's first continuous glucose monitoring system (CGMS) as a consumer product. The current blood testing market for glucose monitoring is \$3.7 billion, growing at 12% to 18% per year. We estimate the total market potential for continuous glucose monitoring devices to be about \$1 billion annually. Abbott, one of the world's leading healthcare companies, has marketing rights to the product. As part of our partnership Abbott is funding development of the product, pays developmental milestones and will pay SpectRx a royalty on products sold. Abbott is also a major stockholder in SpectRx, owning about 5.6% of the Company. Through the end of 2001, Abbott had provided over \$13 million toward the development of our glucose product through equity investments and milestone payments.

This truly unique technology is designed to provide real-time glucose readings without the pain and inconvenience of drawing blood. Instead of blood, our technology measures glucose in interstitial fluid (ISF), the clear fluid just under the skin. Using a commonly available, low-cost laser to create tiny micropores in the outermost layer of skin provides access to the ISF. A tiny amount of ISF is continuously sampled in a patch worn under clothing and results are displayed on a small, wireless remote meter. The advantages of this technology are that it:

- presents results without interrupting normal activities for a blood test
- stores readings for consultation with the doctor about treatment
- provides alarms that warn of high or low glucose levels
- allows discreet comfort for active lifestyles

In 2001, we tested our continuous glucose monitoring technology on over 200 people with diabetes ranging from 5 to 94 years of age. This testing will continue in 2002 as we further refine our product in anticipation of U.S. FDA pivotal clinical trials.

We are also developing a single-use application of our ISF-based glucose sampling technology. We believe that this product, which we will develop and market, has the potential to fill a niche market between blood testing and continuous glucose

We have partnered with Abbott Laboratories to develop the world's first continuous glucose monitoring system as a consumer product.



monitoring. This product is undergoing developmental clinical studies.

Progress Points in 2002 for our glucose monitoring technology will be: present new continuous glucose monitor performance data at the American Diabetes Association meeting in June, update the anticipated development schedule, receive an additional $1 million equity investment milestone payment from Abbott Laboratories and file for U.S FDA clearance for our laser-based ISF access device for single-use glucose monitoring.

Insulin Delivery

There are about five million people with diabetes in the U.S who use insulin. Most of these people use syringes to dose themselves and about 160,000 people use insulin pumps. The annual estimated market for rapidly growing insulin delivery is about $2 billion, with about $200 million, or 10%, being expended on insulin pump disposables. We believe that there is tremendous opportunity to capture market share by providing insulin users with a range of simple lifestyle solutions and innovative choices.

In 2001, we expanded our diabetes business to include insulin delivery by acquiring Sterling Medivations and its pipeline of 19 FDA-cleared insulin delivery products. This important acquisition provided a virtual catalog of products to roll out in the coming 12 to 16 months, we believe, creating a tremendous opportunity for growth.

Our new products, which we have trademarked SimpleChoice™, are designed to improve the performance, flexibility and comfort of existing insulin delivery methods. Products designed to work with the installed insulin pump base will initially drive our diabetes business. We believe that these products will generate near-term revenue, provide funding for new product development and help move us toward profitability. More importantly, we have an additional number of new, groundbreaking products that have the potential to fill the void between the simple syringe and the complicated pump. These products will provide people with diabetes a clear and simple choice to improve their quality of life. Many of these products, which are in various stages of manufacturing development, should be on the market by the end of 2003.

A key event in executing our insulin delivery strategy was the early 2002 FDA clearance of a new patch-based insulin infusion set. We believe this patch has the potential to replace many of the

A key event in executing our insulin delivery strategy was the early 2002 FDA clearance of a new patch-based insulin infusion set.



SimpleChoice Patch





Non-Invasive Cervical Cancer Prototype

conventional infusion sets now in widespread use. This product is based on unique microneedle technology that provides the user with a more discreet, comfortable and secure experience. This means not only will this be a less intrusive device—the microneedles are less than 1/8 of an inch long versus 1/4 of an inch or longer for conventional catheters—but one that is also better tolerated than longer, more intrusive infusion sets. We believe that the patch, expected to be introduced in 2003, could become the industry standard for drug infusion, not only because of its comfort and lower profile, but also because of its ability to more efficiently deliver insulin and other infusible drugs.

Other innovative products and features in the pipeline include a 360-degree rotating hub for our infusion sets. This feature provides more freedom of movement and flexibility for pump wearers. Our pipeline also includes a line of FDA-cleared unique insulin pens to address the growing market of people with diabetes who want to discard their cumbersome traditional syringes. We believe that the demand for pens will rapidly expand as major pharmaceutical companies nudge users toward pens and away from syringes.

Progress Points in 2002 for our insulin delivery business will be: to finalize supply agreements with distribution channels and original equipment manufacturers, the expected 3rd quarter launch of the SimpleChoice™ Easy insulin infusion set and the expected 4th quarter launch of the SimpleChoice™ Quick 90-degree insertion insulin infusion set.

Our Non-invasive Business

Our non-invasive business currently consists of two products—our developmental non-invasive cervical cancer detection device and the Bili*Chek*™ Non-invasive Bilirubin Analyzer. We believe that the market potential for the cervical cancer device is about $1.6 billion and about $60 million for the Bili*Chek*™. Both of these products are based on our proprietary biophotonic technology. Unique features of these products include painless, rapid results at the point of care and no hazardous medical waste. As with our diabetes products, the business model for our non-invasive products includes revenue from sales of disposable components.

*Bili*Chek™

The Bili*Chek*™, relaunched in the U.S. in 2001 after receiving expanded claims for use from the FDA, is a unique product that we believe will provide a healthy and growing revenue stream. This product uses

We are encouraged by the ramp up of both BiliChek™ device and disposable sales reported by our U.S. marketing partner Respironics (Nasdaq®: RESP) in late 2001 and early 2002 and believe that the U.S. market for the product is beginning to gain traction.



biophotonic technology to replace a common blood test for infant jaundice. Published data suggest that as many as 60% of all babies born in the U.S. present with some degree of infant jaundice. If left untreated, severe infant jaundice may lead to brain damage or even death. In addition to the expanded claims for the product, we believe the product will gain market share in the U.S. as a result of a call for more testing for infant jaundice and a new OSHA requirement that healthcare facilities employ "needle free" technology where available.

In 2001, we achieved our goal of selling 400,000 Bili*Chek*™ disposables, which is twice the number sold in 2000. While we have been disappointed with the early adoption rate of the product, we believe that we are putting in place the programs and support needed for the product to achieve its market potential. We are encouraged by the ramp up of both device and disposable sales reported by our U.S. marketing partner Respironics (Nasdaq®: RESP) in late 2001 and early 2002 and believe that the U.S. market for the product is beginning to gain traction. We expect sales of disposables to continue to grow rapidly over the coming quarters.

*Progress Points for the Bili*Chek™ *in 2002 will be: publish additional scientific papers to support the technology and to drive device sales, and increase the sales of disposables 50% to 75% over 2001.*

Non-invasive Cervical Cancer Detection

Our largest developmental non-invasive diagnostic product opportunity targets early cervical cancer detection, a market we value at $1.6 billion annually. The goal of our cervical cancer detection technology is to eventually replace millions of Pap tests with a non-invasive optical device that provides instant results and greater accuracy in detecting cervical cancers and precancers. The device works by creating an image of the cervix, pinpointing the exact location of cancers and precancers. We expect that our initial claims for the technology will be for a product that can be used to resolve the many cases of ambiguous Pap results, which are often determined to be "false positive" results. The product is also designed to provide the physician with more office revenue and the insurance companies with fewer unnecessary follow-up visits, leading to cost-saving opportunities.

We have established a path to regulatory filing for the device with the U.S. FDA and we believe the clinical data requirements set by the FDA are reasonable and are within our original expectations.


3.0
2.4
1.8
1.2
0.6
0
425
340
255
170
85
0
Cumulative BiliChek Units
BiliCal
'99
'00
'01
Cumulative BiliChek Units
BiliCal

BiliChek™ & BiliCal™ Sales
(in thousands)



BiliChek™



We have provided clear strategic goals for the coming year in the form of progress points for our diabetes and non-invasive diagnostic businesses and encourage you to measure our progress.

Prototypes of the device began undergoing testing at three U.S. clinical sites in late 2001 as part of our developmental clinical studies. While these prototypes are not the final product, it is significant to note that these devices use measurement techniques and hardware that are directly portable into a commercial instrument.

On the marketing side, we continue to assess recent changes in the marketplace and to evaluate appropriate market positioning and opportunities. The market is dominated by cytology-based laboratory technologies. Finding the appropriate positioning for an office-based biophotonic product is the focus of our assessments.

Progress Points for the non-invasive cervical cancer detection device in 2002 will be: completion and publication of the results of developmental clinical studies, and the initiation of final design of the product in anticipation of FDA pivotal clinical studies in late 2002 or early 2003.

Looking Forward

We believe that we have established a firm foundation for future success and are focused on those activities that will be most important to achieving our goals of sales growth, profitability and increased shareholder value. We have provided clear strategic goals for the coming year in the form of progress points for our diabetes and non-invasive diagnostic businesses and encourage you to measure our progress. As we close, we want to thank our shareholders, associates and partners for their continued support and we look forward to what we believe will be a successful 2002.

Mark A. Samuels
Chairman and Chief Executive Officer

Keith D. Ignotz
President and Chief Operating Officer

Thomas H. Muller, Jr.
Executive Vice President and CFO

Management's Discussion and Analysis of Financial Condition and Results of Operations

Statements in this report which express "belief," "anticipation" or "expectation" as well as other statements which are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from historical results or anticipated results, including those listed under "Risk Factors" and elsewhere in this report. Examples of these uncertainties and risks include, but are not limited to:

- whether our products in development will prove feasible, safe and effective;
- whether and when we or our strategic partners will obtain approval from the FDA and corresponding foreign agencies;
- our need to achieve manufacturing scale-up in a timely manner, and our need to provide for the efficient manufacturing of sufficient quantities of our products;
- the lack of immediate alternate sources of supply for some critical components of our products;
- our patent and intellectual property position;
- the need to fully develop the marketing, distribution, customer service and technical support and other functions critical to the success of our product lines;
- the effectiveness and ultimate market acceptance of our products; and
- the dependence on our strategic partners for funding, development assistance, clinical trials, distribution and marketing of many of our products. The following discussion should be read in conjunction with our financial statements and related notes included elsewhere in this report.

OVERVIEW

We were incorporated on October 27, 1992, and since that date we raised capital through the sale of preferred stock, issuance of debt securities, public and private sales of common stock and funding from collaborative arrangements. Following our initial funding in early 1993, we immediately began research and development activities with the objective of commercializing less invasive diagnostic, screening, and monitoring products. As part of our business strategy, we have established arrangements with leading medical device companies for the development, commercialization and introduction of some of our products. We have entered into collaborative arrangements with Respironics for our infant jaundice product, with Welch Allyn for our cancer detection product, with Abbott for our glucose monitoring products, and with Roche for our diabetes detection product. In December 1996, we sublicensed specified technology to and acquired a 64.8% interest in FluorRx, Inc., a Delaware corporation formed for the purpose of developing and commercializing technology related to fluorescence spectroscopy. At December 31, 2001, as a result of subsequent financings, our interest in FluorRx was 43%. In December 2001, we acquired 100% of the common stock of Sterling Medivations, Inc., a company formed for the purpose of developing and marketing insulin delivery products.

We have a limited operating history upon which our prospects can be evaluated. Our prospects must be considered in light of the substantial risks, expenses and difficulties encountered by entrants into the medical device industry. This industry is characterized by an increasing number of participants, intense competition and a high failure rate. We have experienced operating losses since our inception, and, as of December 31, 2001, we have an accumulated deficit of about $39.3 million. To date, we have engaged primarily in research and development efforts. We first generated revenues from product sales in 1998, but do not have significant experience in manufacturing, marketing or selling our products. Our development efforts may not result in commercially viable products, and we may not be successful in introducing our products. Moreover, required regulatory clearances or approvals may not be obtained in a timely manner, or at all. Our products may not ever gain market acceptance, and we may not ever generate significant revenues or achieve profitability. The development and commercialization of our products will require substantial development, regulatory, sales and marketing, manufacturing and other expenditures. We expect our operating losses to continue through at least 2002 as we continue to expend substantial resources to introduce our SimpleChoice product line, complete development of our products, obtain regulatory clearances or approvals, build our marketing, sales, manufacturing and finance organizations, and conduct further research and development.

We expect that most of our near-term revenues will come from our sales of our new diabetes product line acquired from Sterling Medivations. In addition, we expect to receive revenues that will be derived from royalties and manufacturing profits that we will receive from Abbott and Respironics resulting from sales of the products for which we have collaborative arrangements with each of these companies. The royalties and manufacturing profits that we expect to receive from each of our collaborative partners depend on sales of these products. We and our collaborative partners may not be able to sell sufficient volumes of our products to generate substantial revenues or profits for us.

We have entered into collaborative arrangements with Respironics, Welch Allyn, Abbott and Roche. The agreements evidencing these collaborative arrangements grant a substantial amount of discretion to each collaborative partner. If one or more of our collaborative partners were to terminate their arrangement with us, we would either need to reach agreement with a replacement collaborative partner or undertake, at our own expense, the activities previously handled by our collaborative partner. This would require us to develop expertise we do not currently possess, would significantly increase our capital requirements and would limit the programs we could pursue. We would likely encounter significant delays in introducing our products, and the development, manufacture and sales of our products would be adversely affected by the absence of collaborative arrangements.

Critical Accounting Policies

The material accounting policies that we believe are the most critical to an investor's understanding of our financial results and condition are discussed below. Because we are still early in our enterprise development the number of these policies requiring explanation are limited. As we begin to generate increased revenue from different sources we expect that the number of applicable policies and complexity of the judgments required will increase.

Currently our policies that could require critical management judgment are in the areas of revenue recognition, allowance for doubtful accounts, accruals of product warranties and inventory valuation.

- Revenue Recognition: We recognize revenue from sales of products or services upon shipment of products or services. We also recognize milestone revenue from our collaborative partners when a milestone has been accomplished or when we and our partner agree that a milestone is earned, which may require management's judgement in the case of a disagreement between us and a collaborative partner.
- Allowance for Doubtful Accounts: We estimate losses from the inability of our customers or subsidiaries to make required payments, and periodically review the payment history of each of our customers or subsidiaries, as well as their financial condition, and revise our reserves as a result.
- Accruals of Product Warranties: We recognize a cost for warranty work on each of our products at the time of sale and match actual warranty work against that accrual, as the work is performed. We periodically review the level of warranty accrual and the actual warranty work incurred and adjust these as needed.
- Inventory Valuation: Inventories are valued at the lower of cost or market value and have been reduced by an allowance for excess and obsolete inventories.

Results of Operations

Comparison of 2001 and 2000

General. Loss available to common stockholders increased to about $7.3 million, or ($0.75) per share in 2001 from about $6.7 million, or ($0.79) per share in 2000. The increased loss was due primarily to a $2.6 million decrease in milestone payments received from collaborative partners in 2001 as compared to milestone payments received in 2000. This was offset by an increase in expense reimbursements from our collaborative partners in 2001 as compared to reimbursements in 2000 of about $2.0 million. We expect net losses to continue. If we are unable to attain specific milestones under collaborative agreements, our collaborative partners may not make milestone payments under, or may terminate altogether, the agreements. If this were to happen, future net losses would increase as a result of spending increases necessary to complete research, development and clinical trials of our products, begin sales and marketing efforts and establish manufacturing capabilities, with respect to the products covered by the collaborative agreements. This would delay some of our product development activities. In addition, we expect net losses to continue as we begin sales and marketing efforts and establish marketing capabilities for our SimpleChoice product line.

Revenue and Cost of Product Sales. Total revenues decreased to about $2.5 million in 2001 from about $5.0 million in 2000. The decrease was solely due to a decrease in milestone payments, other than equity purchases, received from collaborative partners, which decreased to $100,000 in 2001 from about $2.7 million in 2000. Product sales increased approximately 6% to $2.4 million in 2001 from about $2.2 million in 2000. Revenues related to the Bili*Chek* product line increased approximately 14% for the year. Cost of product sales did not exceed product revenue for the first time in 2000, and again in 2001, but at a relatively low margin as we are in the early stages of product introduction. Cost of product sales increased to about $2.1 million in 2001 from about $1.7 million in 2000. Cost of product sales was reduced by about $332,000 in 2000 due to an agreement with a collaborative partner to reimburse us for excess capacity. Also in 2001, we took a one time write-off of obsolete tooling of about $150,000.

Research and Development Expenses. Research and development expenses decreased to about $3.8 million in 2001 from about $5.8 million in 2000 primarily due to an increase of about $2.0 million in expense reimbursements from our collaborative partners, particularly reimbursements from Abbott relating to our continuous glucose monitoring product. We expect research and development expenses to increase in the future as we develop products associated with our current products and the SimpleChoice insulin delivery products acquired with Sterling Medivations.

Sales and Marketing. Sales and marketing expenses decreased to about $846,000 in 2001 from about $957,000 in 2000. The decrease in expense was due to a decrease in travel and related expenses incurred in 2000 relating to establishing distribution outlets for our Bili*Chek* product line and a reduction of costs associated with marketing materials for those distribution channels. We expect sales and marketing expenses to increase in the future as we prepare to market and sell our SimpleChoice product line acquired from Sterling Medivations.

General and Administrative Expense. General and administrative expense decreased from about $2.9 million for 2001 from about $3.2 million in 2000. The decrease resulted from more favorable rates on insurance of approximately $50,000, a reduction of allowances on uncollectibles due to a much higher percentage of collections on receivables than originally anticipated, and a reduction of legal expenses associated with litigation during 2001 as compared to 2000.

Net Interest Income and Other Expense. Net interest income and other expense decreased to about $269,000 in 2001 from about $355,000 in 2000. Although we did maintain higher cash balances in 2001 as compared to 2000, the decrease is directly attributed to the reduction in interest rates experienced during 2001.

Comparison of 2000 and 1999

General. Loss available to common stockholders increased to about $6.7 million, or ($.79) per share, in 2000 from about $6.6 million, or ($.82) per share, in 1999. This increased loss was due primarily to increases in research and development expenses and general and administrative expenses.

Revenues and Cost of Product Sales. Revenues increased to about $5.0 million in 2000 from about $3.3 million in 1999. The increase was both in revenue from product sales and milestones from collaborative partners. The primary reason product sales increased was that our Bili*Chek* product line grew 29% to about $1.9 million in 2000. Revenue from collaborative agreements, which is generally in the form of milestone payments increased to about $2.7 million in 2000 from about $1.9 million in 1999; $2.5 million of the milestones were received from Abbott for our continuous glucose monitoring program. Cost of product sales were about $1.7 million in 2000, unchanged from $1.7 million in 1999. All cost of sales are related to product sales. Those costs did not exceed sales revenues for the first time in 2000, but at a relatively low margin, because we are in the early stages of product introduction and have excess capacity.

Research and Development Expenses. Research and development expenses increased to about $5.8 million in 2000 from about $5.2 million in 1999. The increase in research and development expenses was primarily due to increases in employee costs of $816,000, costs of prototype materials of $317,000, temporary help and consulting costs of $237,000, royalty expenses of $279,000, primarily related to the initiatives in continuous glucose monitoring and cancer detection, internal and external clinical costs of $118,000 for our infant jaundice and diabetes detection products. Research and development costs increases were offset by an increase of reimbursements by our collaborative partners of about $1.0 million.

Sales and marketing expenses. Sales and marketing expenses increased to about $957,000 in 2000 from about $900,000 in 1999. The increase was due primarily to increases in marketing materials of $36,000 and consulting costs for Latin and South America of $26,000.

General and administrative expenses. General and administrative expenses increased to about $3.2 million in 2000 from about $2.2 million in 1999. The increase in general and administrative expense was due to the increases in legal fees of $700,000, compensation costs of $50,000, recruiting costs of $30,000 and costs of contractual agreements of $130,000. The increase in legal fees is primarily due to expenses incurred for the Altea arbitration and other activities to protect our intellectual property.

Net interest income and other expense. Net interest and other income increased to about $355,000 for the year ended December 31, 2000 from $125,000 in 1999. This increase results primarily from interest received on higher average cash balances in 2000.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations since inception primarily through private sales of our debt and equity securities and the public sale of our common stock. From October 27, 1992, our date of inception, through December 31, 2001, we received about $48.6 million in net proceeds from sales of our debt and equity securities. At December 31, 2001, we had cash of about $9.5 million and working capital of about $9.3 million. We completed an initial public offering of our common stock on July 7, 1997, which resulted in our receipt of net proceeds of about $13.2 million. In November 1999, we received $2.75 million from our sale of redeemable convertible preferred stock to Abbott in conjunction with an amendment to our agreement with Abbott for research and development of our glucose monitoring technology.

In January 2000, we received an additional $2.5 million from our sale of redeemable convertible preferred stock to Abbott, and in February 2000, we received $5.0 million in gross proceeds from the sale of 400,000 shares of our common stock in a private placement transaction.

In June 2001, we received $12 million from our sales of an aggregate of about 1.9 million shares of common stock and warrants to purchase about 380,000 shares of common stock to affiliates of SAFECO Corporation and Special Situations Fund in private placement transactions.

In October 2001, we received $1 million from our sales of about 126,000 shares of common stock to Abbott in connection with a milestone under a program to commercialize our continuous glucose monitoring technology for people with diabetes. We also received funds in 2001 from grants related to our development programs. In September 2001, we received a grant of $338,000 from the Centers for Disease Control for our continuous glucose monitoring product, and in July 2001, we received a $130,000 grant from the National Cancer Institute for our cervical cancer product.

Our major cash flows in 2001 consisted of cash out-flow of $6.4 million from operations, offset by the cash in-flow of $12.1 million of private placement financing net of transaction costs.

In addition to funds that we expect to be provided by our collaborative partners, we may be required to raise additional funds through public or private financing, additional collaborative relationships or other arrangements. We will need additional funds as compared to prior years to implement the introduction of the SimpleChoice product line. We believe that our existing capital resources will be sufficient to satisfy our funding requirements through 2002. However, these resources may not be sufficient to fund our operations to the point of commercial introduction of our glucose monitoring product our cervical cancer product or our full line of diabetes products.

We currently invest our excess cash balances primarily in short-term, investment-grade, interest-bearing obligations until the funds are used in operations. Substantial capital will be required to develop our products, including completing product testing and clinical trials, obtaining all required FDA and foreign regulatory approvals and clearances, beginning and scaling up manufacturing and marketing our products. Any failure of our collaborative partners to fund our development expenditures or our inability to obtain financing from other sources would have a material adverse effect on our business, financial condition and results of operations.

New Accounting Pronouncements

The FASB issued SFAS No. 141, "Accounting for Business Combinations," on June 30, 2001. It requires it at all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting.

The FASB issued SFAS No. 142, "Accounting for Goodwill and Other Intangible Assets," on June 30, 2001. It requires that goodwill and certain intangible assets will no longer be subject to amortization, but instead will be subject to a periodic impairment assessment by applying a fair-value based test. The Company's required adoption date is January 1, 2002. Adoption of SFAS No. 142 will not have a material impact on the Company's results of operations or financial position as substantially all of the Company's intangible assets continue to be subject to amortization.

Additionally, in June 2001, the FASB issued SFAS No. 143, "Asset Retirement Obligations," which establishes new accounting and reporting standards for legal obligations associated with retiring assets. The fair value of a liability for an asset retirement obligation must be recorded in the period in which it is incurred, with the cost capitalized as part of the related long-lived assets and depreciated over the asset's useful life. Changes in the liability resulting from the passage of time will be recognized as operating expenses. SFAS No. 143 must be adopted by 2003 and is not expected to have a material impact on the Company's results of operations or financial position.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets," which supercedes both Statement No. 121, "Accounting for the Impairment of Long-Lived Assets for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions for the disposal of a segment of a business contained in APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations. The provisions of SFAS No. 144 are effective beginning in 2002 and are not expected to have a material impact on the Company's results of operations or financial position.

Quantitative and Qualitative Disclosure Regarding Market Risk

We have not entered into any transactions using derivative financial instruments and believe our exposure to interest rate risk, foreign currency exchange rate risk and other relevant market risks is not material.

Report of Independent Public Accountants

To SpectRx, Inc.:

We have audited the accompanying consolidated balance sheets of SPECTRX, INC. (a Delaware corporation) and subsidiary as of December 31, 2000 and 2001 and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SpectRx, Inc. and subsidiary as of December 31, 2000 and 2001 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

Atlanta, Georgia
February 14, 2002

Consolidated Balance Sheets

December 31, 2000 and 2001

(in thousands)	2000	2001
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 3,609	$ 9,458
Accounts receivable, net of allowance for doubtful accounts of $138 and $76 in 2000 and 2001, respectively	1,259	1,229
Inventories	481	437
Other current assets	377	408
Total current assets	5,726	11,532
Noncurrent Assets:		
Property and equipment, net	894	513
Intangibles	0	5,723
Due from related parties	528	557
Total noncurrent assets	1,422	6,793
	$ 7,148	$ 18,325
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 1,020	$ 1,018
Accrued liabilities	1,262	1,194
Total current liabilities	2,282	2,212
Deferred Tax Liability	0	1,591
Collaborative Partner Advance	381	381
Commitments and Contingencies (Note 7)		
Redeemable Convertible Preferred Stock	5,579	4,769
Stockholders' (Deficit) Equity:		
Preferred stock, $.001 par value; 5,000 shares authorized, 100 shares issued and outstanding as preferred stock in 2001, and 525 and 425 shares issued and outstanding as redeemable convertible preferred stock in 2000 and 2001, respectively	0	1,125
Common stock, $.001 par value; 50,000 shares authorized, 8,508 and 11,187 shares issued and outstanding in 2000 and 2001, respectively	9	11
Additional paid-in capital	30,927	47,604
Treasury stock, at cost	0	(38)
Deferred compensation	0	(19)
Notes receivable from officers	(31)	(31)
Accumulated deficit	(31,999)	(39,280)
Total stockholders' (deficit) equity	(1,094)	9,372
	$ 7,148	$ 18,325

The accompanying notes are an integral part of these consolidated balance sheets.

Consolidated Statements of Operations

For the Years Ended December 31, 1999, 2000 and 2001

(in thousands except per share data)	1999	2000	2001
Revenues:			
Product sales	$ 1,440	$ 2,219	$ 2,358
Collaborative agreements	1,897	2,749	100
Total revenue	3,337	4,968	2,458
Costs and Expenses:			
Cost of product sales	1,708	1,732	2,064
Research and development	5,170	5,804	3,842
Sales and marketing	900	957	846
General and administrative	2,222	3,177	2,941
	10,000	11,670	9,693
Operating loss	(6,663)	(6,702)	(7,235)
Interest Income (Expense), Net	133	334	254
Other Income (Expense), Net	(8)	21	15
Net Loss	(6,538)	(6,347)	(6,966)
Preferred Stock Dividends	(14)	(315)	(315)
Loss Available to Common Stockholders	$ (6,552)	$ (6,662)	$(7,281)
Basic and Diluted Net Loss Per Share	$ (0.82)	$ (0.79)	$ (0.75)
Basic and Diluted Weighted Average Shares Outstanding	8,033	8,429	9,646

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Stockholders' Equity
For the Years Ended December 31, 1999, 2000 and 2001

(in thousands)	Preferred Stock	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Treasury Stock	Deferred Compen-sation	Notes Receivable From Officers	Accu-mulated Deficit	Stock-holders' (Deficit) Equity
Balance, December 31, 1998	$ 0	8,014	$ 8	$25,761	$ 0	$(134)	$(31)	$(18,785)	$ 6,819
Exercise of stock options	0	31	0	84	0	0	0	0	84
Employee stock purchase plan	0	11	0	43	0	0	0	0	43
Amortization of deferred compensation	0	0	0	0	0	76	0	0	76
Dividend on preferred stock	0	0	0	0	0	0	0	(14)	(14)
Net loss	0	0	0	0	0	0	0	(6,538)	(6,538)
Balance, December 31, 1999	0	8,056	8	25,888	0	(58)	(31)	(25,337)	470
Issuance of common stock	0	406	1	4,863	0	0	0	0	4,864
Exercise of stock options	0	37	0	107	0	0	0	0	107
Employee stock purchase plan	0	9	0	69	0	0	0	0	69
Amortization of deferred compensation	0	0	0	0	0	58	0	0	58
Dividend on preferred stock	0	0	0	0	0	0	0	(315)	(315)
Net loss	0	0	0	0	0	0	0	(6,347)	(6,347)
Balance, December 31, 2000	0	8,508	9	30,927	0	0	(31)	(31,999)	(1,094)
Issuance of common stock	0	2,668	2	16,598	0	0	0	0	16,600
Conversion to preferred stock	1,125	0	0	0	0	0	0	0	1,125
Exercise of stock options	0	6	0	8	0	0	0	0	8
Employee stock purchase plan	0	12	0	71	0	0	0	0	71
Treasury stock purchase	0	(7)	0	0	(38)	0	0	0	(38)
Issuance of stock options	0	0	0	0	0	(19)	0	0	(19)
Dividend on preferred stock	0	0	0	0	0	0	0	(315)	(315)
Net loss	0	0	0	0	0	0	0	(6,966)	(6,966)
Balance , December 31, 2001	$1,125	11,187	$ 11	$47,604	$(38)	$ (19)	$(31)	$(39,280)	$ 9,372

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 1999, 2000 and 2001

(in thousands)	1999	2000	2001
Cash Flows From Operating Activities:			
Net loss	$(6,538)	$(6,347)	$ (6,966)
Adjustments to reconcile net loss to net cash used in operating activities excluding the effects of acquisition:			
Depreciation and amortization	374	400	360
Retirement of property and equipment	38	0	116
Amortization of deferred compensation	76	58	0
Changes in operating assets and liabilities:			
Accounts receivable	(269)	(307)	30
Inventories	(137)	60	44
Other current assets	(85)	(173)	(11)
Accounts payable	234	350	(85)
Accrued liabilities	509	414	121
Total adjustments	740	802	575
Net cash used in operating activities	(5,798)	(5,545)	(6,391)
Cash Flows From Investing Activities:			
Additions to property and equipment	(251)	(440)	(90)
Acquisition of Sterling Medivations, net of cash and cash equivalents	0	0	198
Net cash provided by investing activities	(251)	(440)	108
Cash Flows From Financing Activities:			
Issuance of common stock, net of issuance costs	127	4,980	12,199
Treasury stock purchase	0	0	(38)
Issuance of redeemable convertible preferred stock	2,750	2,500	0
Due from related parties	(28)	(29)	(29)
Advance from a collaborative partner	381	0	0
Net cash provided by financing activities	3,230	7,451	12,132
Net Change in Cash and Cash Equivalents	(2,819)	1,466	5,849
Cash and Cash Equivalents, Beginning of Year	4,962	2,143	3,609
Cash and Cash Equivalents, End of Year	$ 2,143	$ 3,609	$ 9,458
Cash Paid For:			
Interest	$ 2	$ 3	$ 2
Supplemental Schedule of Noncash Investing and Financing Activities:			
Payment of dividends in the form of preferred stock and redeemable convertible preferred stock	$ 14	$ 315	$ 315
Common stock issued for royalty payments	$ 0	$ 60	$ 189
Common stock issued in acquisition of Sterling Medivations	$ 0	$ 0	$ 4,229
Stock options issued in acquisition of Sterling Medivations	$ 0	$ 0	$ 62

The accompanying notes are an integral part of these consolidated statements.

Notes to Consolidated Financial Statements
December 31, 2000 and 2001

1. ORGANIZATION AND BACKGROUND

SpectRx, Inc. and subsidiary (the "Company" or "SpectRx"), each a Delaware corporation, is a medical technology company developing and providing products for the diabetes and noninvasive diagnostic markets. The Company uses its technologies to provide minimally-invasive blood sampling procedures, insulin delivery products, and cancer detection products. The Company's goal is to introduce products that reduce or eliminate pain, are convenient to use, and provide rapid results at the point of care, thereby improving patient well-being and reducing health care costs. The Company's products are based upon a variety of proprietary technologies. The Company's infant jaundice product and products in development for glucose monitoring, diabetes screening and cancer detection are based upon its proprietary biophotonic technologies. The technologies employed in its insulin delivery products, including those under development, are designed to deliver insulin to people who have diabetes more comfortably and effectively.

The Company has entered into collaborative arrangements with Abbott Laboratories ("Abbott"), Roche Diagnostics BMC ("Roche"), Respironics, Inc. ("Respironics"), and Welch Allyn, Inc. ("Welch Allyn") to facilitate the development, commercialization, and introduction of its glucose monitoring, diabetes screening, infant jaundice, and cervical cancer detection products, respectively. On December 31, 2001, the Company acquired all of the outstanding common stock of Sterling Medivations, Inc. ("Sterling") a developer of innovative insulin delivery products for people with diabetes. The Company intends to develop and market its insulin products without a collaborative partner.

The Company has a limited operating history upon which its prospects can be evaluated. The Company's prospects must be considered in light of the substantial risks, expenses and difficulties encountered by entrants into the medical device industry. This industry is characterized by an increasing number of participants, intense competition and a high failure rate. The Company has experienced operating losses since its inception, and, as of December 31, 2001, it has an accumulated deficit of about $39.3 million. To date, the Company has engaged primarily in research and development efforts. The Company first generated revenues from product sales in 1998, but does not have significant experience in manufacturing, marketing or selling its products. The Company's development efforts may not result in commercially viable products, and it may not be successful in introducing its products. Moreover, required regulatory clearances or approvals may not be obtained in a timely manner, or at all. The Company's products may not ever gain market acceptance, and the Company may not ever generate significant revenues or achieve profitability. The development and commercialization of the Company's products will require substantial development, regulatory, sales and marketing, manufacturing and other expenditures. The Company expects operating losses to continue through at least 2002 as it continues to expend substantial resources to complete development of its products, obtain regulatory clearances or approvals, build its marketing, sales, manufacturing and finance organizations and conduct further research and development.

A significant portion of the Company's revenues and profits are expected to be derived from royalties and manufacturing profits that it will receive from Abbott and Respironics resulting from sales of the products for which it has collaborative arrangements with each of these companies and from the insulin delivery products developed by its subsidiary, Sterling. The royalties and manufacturing profits that the Company expects to receive from each of its collaborative partners and from Sterling depend on sales of these products. The Company markets the majority of its infant jaundice product directly to distributors. The Company intends to market its insulin delivery products directly to distributors and other customers. The Company and its collaborative partners may not be able to sell sufficient volumes of its products to generate substantial royalties, distribution profits, and manufacturing profits for the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of SpectRx and its subsidiary, Sterling Medivations. All significant intercompany transactions have been eliminated.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash or cash equivalents.

Inventories

Inventories are stated at lower of cost or market using the first-in, first-out method. Inventories are summarized as follows at December 31, 2000 and 2001 (in thousands):

	2000	2001
Raw materials	$380	$298
Work in process	11	38
Finished goods	90	101
	$481	$437

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of five to seven years. Expenditures for repairs and maintenance are expensed as incurred. Property and equipment are summarized as follows at December 31, 2000 and 2001 (in thousands):

	2000	2001
Equipment	$2,016	$1,953
Furniture and fixtures	388	394
	2,404	2,347
Less accumulated depreciation	1,510	1,834
Property and equipment, net	$ 894	$ 513

Intangibles

Intangible assets include the excess of the purchase price of the acquisition over the fair value of net tangible assets acquired as well as various other acquired intangibles. Intangible assets are amortized over the following estimated useful lives:

	Years
Goodwill	Not applicable
Patents	13 years
Noncompete and employment agreements	18 months

Goodwill is not subject to amortization but will be subject to a periodic impairment assessment by applying a fair-value based test.

Long-Lived Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," the Company evaluates the carrying value of property and equipment and intangibles in relation to the operating performance and future undiscounted cash flows of the underlying business. The Company adjusts the net book value of the underlying assets if the sum of expected future cash flows is less than book value. Management believes that the long-lived assets in the accompanying balance sheets are appropriately valued.

Patent Costs

Costs incurred in filing, prosecuting, and maintaining patents are expensed as incurred. Such costs aggregated approximately $608,000, $550,000, and $445,000 in 1999, 2000, and 2001.

Accrued Liabilities

Accrued liabilities are summarized as follows at December 31, 2000 and 2001 (in thousands):

	2000	2001
Accrued compensation	$ 622	$ 483
Accrued royalties	224	360
Other accrued expenses	416	351
Accrued liabilities	$1,262	$1,194

Revenue Recognition

In accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," the Company records revenue from product sales at the time the product is shipped or title passes pursuant to the terms of the agreement with the customer, the amount due from the customer is fixed or determinable, and collectibility of the related receivable is reasonably assured. Revenue is recognized only when we have no significant future performance obligation.

Revenue from collaborative agreements is recorded when milestones have been met. Periodic license fee payments under collaborative agreements related to future performance are deferred and recognized as income when earned.

In July and September 2000, the Emerging Issues Task Force ("EITF") reached a consensus on Issue 00-10, "Accounting for Shipping and Handling Fees and Costs." EITF Issue 00-10 requires that all amounts billed to a customer in a sale transaction for shipping an handling be classified as sales and recommends that shipping and handling expenses be classified as cost of sales. The Company implemented EITF Issue 00-10 during 2001. The adoption of EITF Issue 00-10 did not have a material impact on the Company's results of operations or financial position.

Research and Development

Research and development expenses consist of non-reimbursed expenditures for research conducted by the Company and payments made under contracts with consultants or other outside parties. All research and development costs are expensed as incurred.

Income Taxes

"Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Net Loss Per Share

The calculation and presentation of net loss per share are in accordance with SFAS No. 128, "Earnings Per Share." Basic earnings per share are based on the weighted average number of shares outstanding. Diluted earnings per share are based on the weighted average number of shares outstanding and the dilutive effect of common stock equivalent shares ("CSEs") issuable on the conversion of convertible preferred stock (using the if-converted method) and stock options and warrants (using the treasury stock method). For all periods presented, CSEs have been excluded from weighted average shares outstanding, as their impact was antidilutive.

Fair Value of Financial Instruments

The book values of cash, accounts receivable, accounts payable, and other financial instruments approximate their fair values principally because of the short-term maturities of these instruments. The fair value of the Company's collaborative partner advance is estimated based on the current rates offered to the Company for debt of similar terms and maturities. Under this method, the fair value of the Company's collaborative partner advance was not significantly different than the stated value at December 31, 2000 and 2001.

Comprehensive Income

The Company has adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income," which establishes new rules for the reporting and display of comprehensive income and its components; however, the Company has no other comprehensive income items as defined in SFAS No. 130.

Deriative Investments and Hedging Activities

The Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," in June 1998, SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of the FASB Statement No. 133," in June 1999 and SFAS No. 138," Accounting for Certain Derivative Instruments and Certain hedging Activities—an amendment of FASB Statement No. 133," in June 2000. SFAS No. 133 establishes accounting and reporting standards for derivatives and hedging. It requires that all derivatives be recognized as either assets or liabilities at fair value and establishes specific criteria for the use of hedge accounting. SFAS No. 137 defers the effective date of SFAS No. 133 by one year to fiscal years beginning after June 15, 2000. SFAS No. 138 amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities. The Company's required adoption date was January 1, 2001. Upon adoption of the three statements, there was no material impact to its results of operations or financial position as the Company has no material derivative instruments.

New Accounting Pronouncements

The FASB issued SFAS No. 141, "Accounting for Business Combinations," on June 30, 2001. It requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting.

The FASB issued SFAS No. 142, "Accounting for Goodwill and Other Intangible Assets," on June 30, 2001. It requires that goodwill and certain intangible assets will no longer be subject to amortization, but instead will be subject to a periodic impairment assessment by applying a fair-value based test. The Company's required adoption date is January 1, 2002. Adoption of SFAS No. 142 will not have a material impact on the Company's results of operations or financial position as substantially all of the Company's intangible assets continue to be subject to amortization.

Additionally, in June 2001, the FASB issued SFAS No. 143, "Asset Retirement Obligations," which establishes new accounting and reporting standards for legal obligations associated with retiring assets. The fair value of a liability for an asset retirement obligation must be recorded in the period in which it is incurred, with the cost capitalized as part of the related long-lived assets and depreciated over the asset's useful life. Changes in the liability resulting from the passage of time will be recognized as operating expenses. SFAS No. 143 must be adopted by 2003 and is not expected to have a material impact on the Company's results of operations or financial position.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets," which supercedes both Statement No. 121, "Accounting for the Impairment of Long-Lived Assets for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions for the disposal of a segment of a business contained in APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations. The provisions of SFAS No. 144 are effective beginning in 2002 and are not expected to have a material impact on the Company's results of operations or financial position.

Reclassification

Certain amounts in the December 31, 1999 and 2000 financial statements have been reclassified to conform to the current year presentation.

3. ACQUISITION

On December 31, 2001, the Company purchased the outstanding shares of Sterling Medivations. Sterling is a developer of innovative insulin delivery products for people with diabetes. The acquisition of Sterling expands the Company's diabetes business by adding a portfolio of FDA-cleared insulin delivery products, including consumables for the rapidly growing insulin pump market. As a result of the merger, the Company issued 548,056 shares of Company common stock in exchange for all of the outstanding Sterling common stock and preferred stock and reserved 22,024 shares for issuance upon exercise of stock options assumed in the merger with an estimated fair market value of $61,895 plus 62,282 shares related to cash balances following the merger, Sterling stockholders and option holders will be entitled to up to an aggregate of 1,234,567 additional shares of Company common stock in the future if the Sterling product line achieves specified financial goals. In connection with the acquisition of Sterling, the Company entered into employment agreements with four employees for terms expiring June 2003. The excess of the cost over the estimated fair value of net tangible assets acquired amounts to approximately $4.1 million and has been included in intangibles in the accompanying consolidated balance sheets. The $4.1 million purchase price excess has been allocated between patents and noncompete agreements. In addition, goodwill and a related deferred tax liability of approximately $1.6 million have been recorded to reflect taxable temporary differences existing at December 31, 2001. The acquisition has been accounted for as a purchase in accordance with SFAS No. 141, "Accounting for Business Combinations."

The Company's preliminary estimate of the purchase price allocation arising from the acquisition is as follows (in thousands):

Purchase price	$4,291
Less:	
Net tangible assets acquired	(525)
Patents	(4,100)
Noncompete and employment agreements	(32)
Deferred compensation	(19)
Plus:	
Deferred tax liability	1,591
Transaction costs of acquisition	385
Goodwill	$1,591

The following unaudited pro forma information has been prepared assuming that the acquisition occurred at the beginning of the year of acquisition (2001) and the year immediately preceding (2000). The unaudited pro forma information is presented for informational purposes only and may not be indicative of the actual results of operations which would have occurred had the acquisition been consummated at the beginning of the respective periods, nor is the information necessarily indicative of the results of operation which may occur in the future operations of the combined entities (in thousands, except loss per share data).

	2000	2001
Pro forma revenues	$ 4,968	$ 2,458
Pro forma net loss available to common stockholders	(7,283)	(8,424)
Pro forma net loss per share (basic and diluted)	$ (0.81)	$ (0.82)

4. Investment in FluorRx, Inc.

In December 1996, the Company sublicensed certain technology to and acquired a 65% interest in FluorRx, Inc. ("FluorRx"), a corporation organized for the purpose of developing and commercializing technology related to fluorescence spectroscopy. The Company's interest in FluorRx is represented by two seats on the board of directors and 1.2 million shares of convertible preferred stock purchased for $250,000. In December 1997, March 1998, August 1998, and April 1999, FluorRx sold additional convertible preferred stock for net cash proceeds of $521,000, $429,000, $511,000, and $300,000, respectively. The issuance of additional preferred stock reduced the Company's ownership (on a converted basis) to 43%.

For the year ended December 31, 1997, FluorRx incurred an operating loss of $632,000 which was fully consolidated as the Company represented FluorRx's sole source of financial support and substantially all the capital at risk related to investments and advances from the Company. Beginning with the December 1997 funding and through the August 1998 funding, the Company consolidated the FluorRx losses, but with appropriate allocations to the minority shareholders. FluorRx losses recorded by the Company during fiscal 1998 amounted to $306,000. Effective with the August 1998 funding, the Company began accounting for its investment in FluorRx under the equity method of accounting. In connection with the change in accounting from consolidation to the equity method, the Company adjusted its investment in FluorRx to $0, which resulted in a one-time gain of $635,000. The Company has also suspended recording gains and losses from its investment in FluorRx. Suspended equity (losses) gains amounted to $(342,000), $(367,000) and $94,000 for the years ended December 31, 1999, 2000 and 2001, respectively. At December 31, 2001, the cumulative suspended equity loss amounted to $1,406,000.

In 1999, 2000, and 2001, the Company paid certain patent maintenance and minimum royalty costs amounting to $80,000, $226,000, and $235,000, respectively, related to technology owned by the Company and sublicensed to FluorRx. These costs have been expensed as paid.

5. Stockholders' Equity

Common Stock

On February 23, 2000, the Company completed a private placement of 400,000 shares of common stock. The shares were sold for $12.50 per share resulting in gross proceeds of $5,000,000. The Company incurred issuance costs of $197,000 which is presented as a reduction of proceeds in the accompanying statements of stockholders' equity.

During the year ended December 31, 2001, the Company issued 25,880 shares of common stock in satisfaction of minimum royalty payments amounting to $189,000 related to the Company's exclusive rights to certain licensed technology.

In June 2001, the Company completed two private placements. On June 4, 2001, the Company entered into an agreement with an investor, which invested about $9.5 million in SpectRx common stock before transaction expenses. On June 13, 2001, the Company entered into an agreement with another investor, which invested about $2.5 million in SpectRx common stock before transaction expenses. The financings consisted, in total, of sales of approximately 1.9 million shares of common stock and warrants to purchase 379,127 shares of common stock. Under the terms of the agreements, each share of common stock was sold at a price of $6.319 per share. The first transaction, funded on June 4, 2001, involved the private placement of 1.5 million shares of common stock. The second transaction, funded on June 13, 2001, involved the private placement of 395,633 shares of common stock. The combination of these two transactions resulted in net proceeds to SpectRx of approximately $11.2 million after transaction expenses. In addition, the purchasers of common stock also received warrants to purchase an aggregate of 379,127 shares of common stock for $9.8874 per share. These warrants expire on the fifth anniversary of their issuance date. The warrants are valued at approximately $1.7 million and are included in additional paid-in capital in the accompanying consolidated balance sheets.

In October 2001, the Company issued 126,199 shares of common stock to Abbott for gross proceeds of $1 million. The issuance of shares of common stock was associated with a milestone under a program to commercialize the Company's continuous glucose monitoring technology for people with diabetes.

Preferred Stock

In January 1997, the Company authorized 5,000,000 shares of preferred stock with a $.001 par value. The board of directors has the authority to issue these shares and to fix dividends, voting and conversion rights, redemption provisions, liquidation preferences, and other rights and restrictions.

In November 1999, the board of directors designated 525,000 shares of the preferred stock as redeemable convertible preferred stock. Dividends are payable annually in cash or securities at a rate of 6% per annum. During the years ended December 31, 1999, 2000, and 2001, the Company paid dividends in the form of redeemable convertible preferred stock of $14,000, $315,000, and $315,000, respectively. The preferred shares, together with any accrued but unpaid dividends, are convertible shares of common stock at a conversion rate equal to the greater of $9.39 per share or the average of the closing sales price for 30 trading days that begin on the 15th trading day prior to the Company's receipt of a conversion notice sent by the holder of such shares. Also, the shares of preferred stock automatically convert into shares of common stock on December 31, 2004 at such conversion rate. The shares of preferred stock are mandatorily redeemable, except with respect to 100,000 shares, by the Company at $10 per share, plus accrued but unpaid dividends, beginning on December 31, 2002, if the Company receives a written notice from the holders of at least a majority of the shares of preferred stock on or before the later of September 30, 2002 or 60 days subsequent to the date that the Company gives notice to the holders of preferred stock of its right to redeem the shares (which notice may not be given prior to June 1, 2002). If this written election to be mandatorily redeemed is made, one-half less 100,000 shares of the shares of preferred stock are to be mandatorily redeemed on December 31, 2002, and the remaining one-half on or prior to January 31, 2004, if the Company achieves a revenue goal of $20 million during the year 2003. If the Company does not achieve this goal, then of such shares of preferred stock outstanding, one-half must be redeemed prior to January 31, 2004, and the balance by December 31, 2004. Additionally, the Company has the option to redeem the shares of any holder at $10 per share, plus accrued and unpaid dividends, after receiving a notice from such holder electing to convert such holder's shares of preferred stock into common stock. The preferred stock also has a liquidation of $10 per share, plus all accrued but unpaid dividends.

In November 1999, Abbott subscribed to 525,000 shares of Redeemable Convertible Preferred Stock for consideration of $5,250,000 of which $2,750,000 was received in November 1999 and $2,500,000 was received in January 2000.

In September 2001, the Company entered into an agreement with Abbott whereby Abbott waived its right to redeem 100,000 shares of its Redeemable Convertible Preferred Stock plus the related accrued but unpaid dividends.

Treasury Stock

In September 2001, the Company's board of directors approved a stock repurchase program whereby the Company can purchase up to $1.0 million of its common stock. As of December 31, 2001, the Company has purchased 6,700 shares of common stock at an average price of $5.66 per share.

Stock Options

In May 1995, the Company adopted the 1995 Stock Plan (the "Plan") (as amended), under which 1,428,572 shares of common stock are authorized and reserved for use in the Plan. During the year ended December 31, 2000, the Company's board of directors amended the Plan by increasing the number of shares authorized and reserved for use in the Plan by 500,000 shares of common stock. The Plan allows the issuance of incentive stock options, non-qualified stock options, and stock purchase rights. The exercise price of options is determined by the Company's board of directors, but incentive stock options must be granted at an exercise price equal to the fair market value of the Company's common stock as of the grant date. Options generally become exercisable over four years and expire ten years from the date of grant. At December 31, 2001, options to purchase 285,063 shares of common stock were available for future grant under the Plan.

Stock option activity for each of the three years ended December 31, 2001 is as follows:

	Number of Options	Weighted Average Price Per Share
Outstanding, December 31, 1998	972,913	$ 4.25
Granted	204,500	7.59
Exercised	(31,130)	2.65
Canceled	(31,774)	6.51
Outstanding, December 31, 1999	1,114,509	4.82
Granted	398,500	11.04
Exercised	(36,712)	3.05
Canceled	(46,237)	9.92
Outstanding, December 31, 2000	1,430,060	6.47
Granted	63,168	7.12
Exercised	(5,361)	1.40
Canceled	(97,500)	10.23
Outstanding, December 31, 2001	1,390,367	$ 6.25

The following table sets forth the range of exercise prices, number of shares, weighted average exercise price, and remaining contractual lives by groups of similar price as of December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Price	Weighted Average Contractual Life	Number of Shares	Weighted Average Price
$ 0.21–$ 0.70	355,003	$ 0.55	4.19 years	355,003	$ 0.55
$ 2.45–$ 4.13	101,291	2.99	6.02	95,745	2.96
$ 5.13–$ 9.00	643,805	7.58	6.70	532,552	7.53
$10.25–$16.50	290,268	11.37	8.40	129,244	11.42
Total	1,390,367	$ 6.25	6.37	1,112,544	$ 5.36

In June 1996, November 1996, and December 1996, the Company granted options to purchase 269,652, 8,573, and 60,715, respectively, shares of common stock at exercise prices of $.70, $2.45, and $2.45 per share, respectively. In connection with the issuance of these options, the Company recognized $304,000 as deferred compensation for the excess of the deemed value for accounting purposes of the common stock issuable upon exercise of such options over the aggregate exercise price of such options. This deferred compensation is amortized ratably over the vesting period of the options.

In December 2001, as a result of the acquisition of Sterling Medivations, the Company granted options to purchase 22,024 shares of common stock at an exercise price of $7.29 per share in exchange for all the outstanding options, vested and unvested, of Sterling.

The Company has elected to account for its stock-based compensation plan under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," however, the Company has computed for pro forma disclosure purposes the value of all options granted in each of the three years ended December 31, 2001 using the Black-Scholes option pricing model as prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," and using the following weighted average assumptions used for grants in 1999, 2000, and 2001:

	1999	2000	2001
Risk-free interest rate	5.09%	6.05%	4.60%
Expected dividend yield	0%	0%	0%
Expected lives	4 years	4 years	4 years
Expected volatility	58%	65%	63%

The total values of the options granted during the years ended December 31, 1999, 2000, and 2001 were approximately $749,000, $1,041,000, and $115,000, respectively, which would be amortized over the vesting period of the options. If the Company had accounted for these plans in accordance with SFAS No. 123, the Company's reported net loss and net loss per share for each of the three years ended December 31, 2000 would have increased by the following pro forma amounts (in thousands, except per share amounts):

	1999	2000	2001
Loss available to common stockholders:			
As reported	$(6,552)	$(6,662)	$(7,281)
SFAS No. 123 Pro forma	(7,315)	(7,704)	(8,384)
Basic and diluted net loss per share:			
As reported	$ (0.82)	$ (0.79)	$ (0.76)
SFAS No. 123 Pro forma	(0.91)	$ (0.91)	$ (0.87)

Employee Stock Purchase Plan

In 1997, the Company adopted an employee stock purchase plan under which the Company may issue up to 214,286 shares of common stock. Eligible employees may use up to 10% of their compensation to purchase, through payroll deductions, the Company's common stock at the end of each plan period for 85% of the lower of the beginning or ending stock price in the plan period. At December 31, 2001, there were 164,781 shares available for future issuance under this plan.

6. Income Taxes

The Company has incurred net operating losses ("NOLs") since inception. As of December 31, 2001, the Company had net operating loss carryforwards of approximately $36,381,000 available to offset its future income tax liability. The NOL carryforwards begin to expire in 2007. The Company has recorded a valuation shares, together with any accrued but unpaid dividends, are for all NOL carryforwards. Utilization of existing NOL carryforwards may be limited in future years if significant ownership changes have occurred.

Components of deferred taxes are as follows at December 31, 2000 and 2001 (in thousands):

	2000	2001
Deferred tax assets:		
Net operating loss carryforwards	$ 11,444	$ 13,825
Deferred tax liabilities:		
Intangible assets	$ 0	$ 1,591
Total net deferred tax asset before valuation allowance	11,444	12,234
Less valuation allowance	(11,444)	(13,825)
Total net deferred taxes	$ 0	$ (1,591)

The following is a summary of the items which caused recorded income taxes to differ from taxes computed using the statutory federal income tax rate for the years ended December 31, 1999, 2000, and 2001:

	1999	2000	2001
Statutory federal tax rate	(34)%	(34)%	(34)%
State taxes, net of federal benefit	(4)	(4)	(4)
Nondeductible expenses	2	2	2
Valuation allowance	36	36	36
	0%	0%	0%

7. Commitments and Contingencies

Operating Leases

Future minimum rental payments at December 31, 2001 under non-cancellable operating leases for office space and equipment are as follows (in thousands):

2002	$253
2003	158
2004	123
2005	24

Rental expense was $225,000, $360,000, and $333,000 in 1999, 2000, and 2001, respectively.

Employment Agreements

In connection with the acquisition of Sterling, the Company entered into employment agreements with four employees for terms expiring June 2003. The agreements each provide for severance of not more than $235,000 plus benefits for termination of employment for any reason other than cause. In the event of termination without cause, the salary and benefits are to be paid for a term not to exceed six months.

Litigation and Claims

The Company has been subject to certain asserted and unasserted claims, as described below, against certain intellectual property rights owned and licensed by the Company. A successful claim against intellectual property rights owned or licensed by the Company could subject the Company to significant liabilities to third parties, require the Company to seek licenses from third parties, or prevent the Company from selling its products in certain markets or at all. In the opinion of management, there are no known claims against the Company's owned or licensed intellectual property rights that will have a material adverse impact on the Company's financial position or results of operations.

Legal Proceedings

In March 2000, the Company filed a Demand for Arbitration of certain disputes arising under its License Agreement with Altea/NIMCO and a former officer-employee of SpectRx who is also a principal in Altea/NIMCO. The Company sought an interpretation of certain portions of the License Agreement relating to the Company's obligation to assign future intellectual property rights and seek relief for these and other issues. The Company also asked for damages related to these and other issues. Altea had sent two letters to the Company purporting to give notice of material breach of the License Agreement for Failure to assign certain intellectual property rights to Altea or NIMCO and to participate in a joint development program and other items. Final arguments were held October 23, 2000 and a decision was entered on November 7, 2000 and the Arbitration panel denied the claims for damages by both parties. The panel also denied the claims by Altea/NIMCO that SpectRx is required to continue a program of Joint Development and all claims that SpectRx has breached the License and Joint Development Agreement. The panel examined the scope of Joint Technology under the Agreement and held that the two patent applications at issue should be jointly assigned to Altea. The Panel also resolved a dispute over stock options in effect at the time Altea/NIMCO principal Jonathan Eppstein's employment ended at SpectRx. The Panel also denied the claims of both sides for attorney's fees and expenses of arbitration.

In December 2000, Altea/NIMCO filed a new Demand for Arbitration of certain disputes arising under the licensing agreement with SpectRx. Altea/NIMCO sought a decision requiring SpectRx to jointly assign certain patents and patent applications to Altea, holding SpectRx liable for alleged misconduct by a subcontractor, declaring that SpectRx was required to engage in joint development with Altea, and declaring that SpectRx had not achieved commercialization under the licensing agreement. Near the end of 2001, the parties resolved the dispute by agreeing to amend the licensing agreement and dismiss the arbitration. The amended licensing agreement released and discharged each of the parties from any and all claims of any nature arising before December 30, 2001 of which the parties had knowledge as of December 30, 2001. Although ownership rights in and to a limited number of patents and patent applications remained in dispute following the execution of the amended licensing agreement, the parties subsequently resolved all such disputes informally.

In August 2000, SpectRx filed a complaint for Declaratory Judgment against Ampersand Medical Corp. ("Ampersand") seeking a declaration that SpectRx has not misappropriated or improperly disclosed any alleged confidential information or alleged trade secrets disclosed to it by Ampersand. Ampersand subsequently filed a counter-suit in Illinois against SpectRx alleging that SpectRx had misappropriated trade secrets belonging to Ampersand. The parties announced that they had agreed to a settlement on February 1, 2002, releasing the parties from all claims.

Grant

In October 2000 and September 2001, the Company received grants of $307,000 and $338,000, respectively, from the Center's for Disease Control and Prevention ("CDC") to adapt its glucose monitoring technology to monitor blood sugar levels of children and elderly people with diabetes. The funding will be used to conduct clinical studies, research ergonomic issues and to assist in developing a plan for regulatory approval of the technology for children and the elderly. The grant announcement represents a commitment of more than $938,000 in funding to date from the CDC. The Company also received a grant from the National Cancer Institute for $130,000 in July 2001 for the Company's cervical cancer program.

8. RELATED-PARTY TRANSACTION

In connection with a June 1994 sale of restricted stock, the Company loaned two officers of the Company $48,000, of which $31,000 is outstanding at December 31, 2001. These loans are secured by common stock of the Company held by the officers, bear interest at 6% per annum, and become payable on December 31, 2002. Outstanding balances are classified as a reduction of stockholders' equity in the accompanying balance sheets.

In October 1996, the Company loaned two officers a total of $400,000. The loans are secured by common stock of Laser Atlanta Optics, Inc. ("LAO") and Company shares of common stock. The Company and LAO are related through a common group of shareholders. The loans bear interest at 6.72% per annum and are due and payable in cash in October 2002. However, it is management's intention not to call the notes in 2002. Outstanding balances are reflected as due from related parties in the accompanying consolidated balance sheets.

9. LICENSE AND TECHNOLOGY AGREEMENTS

As part of the Company's efforts to conduct research and development activities and to commercialize potential products, the Company, from time to time, enters into agreements with certain organizations and individuals that further those efforts but also obligate the Company to make future minimum payments or to remit royalties ranging from 1% to 3% of revenue from the sale of commercial products developed from the research.

The Company generally has the option not to make required minimum royalty payments, in which case the Company loses the exclusive license to develop applicable technology. Minimum required payments to maintain exclusive rights to licensed technology are as follows at December 31, 2001 (in thousands):

2002	$3,310
2003	710
2004	310
2005	310
2006	510

During 1999, 2000, and 2001 the Company incurred royalty expenses of $423,000, $813,000, and $1,184,000, respectively.

Additionally, the Company is obligated to obtain and maintain certain patents, as defined by the agreements.

10. Collaborative Agreements

The Company has entered into collaborative research and development agreements (the "Agreements") with collaborative partners for the joint development, regulatory approval, manufacturing, marketing, distribution, and sales of products. The Agreements generally provide for nonrefundable payments upon contract signing and additional payments upon reaching certain milestones with respect to technology.

Abbott

The Abbott Agreement, as amended, requires Abbott to make milestone payments based on progress achieved, to remit royalties to the Company based on net product sales, and to reimburse certain direct expenses incurred by the Company in connection with the development of glucose monitoring products. Reimbursed expenses of $39,000, $827,000, and $2,801,000 for the years ended December 31, 1999, 2000, and 2001, respectively, have been netted with research and development expenses in the accompanying statements of operations.

In 1997, Abbott purchased $3,000,000 of series C preferred stock and in November 1999, subscribed to $5,250,000 of redeemable convertible preferred stock (Note 5). The Company recorded revenues of $0, $2.5 million, and $0 during 1999, 2000, and 2001, respectively, related to the achievement of certain milestones.

At December 31, 2001, a receivable from Abbott represented 42% of accounts receivable. The balance due was paid in January 2002.

Welch Allyn

The Welch Allyn agreement requires Welch Allyn to share equally the operating expenses and cost of capital assets, to make milestone payments based on progress achieved, and to pay the Company a technology access fee. Reimbursed expenses of $524,000, $987,000, and $831,000 for the years ended December 31, 1999, 2000, and 2001, respectively, have been netted with research and development expenses in the accompanying statements of operations. Welch Allyn will have the exclusive rights to manufacture and supply the cervical cancer detection system product with the exception of a certain module. The parties have agreed to enter into a joint venture for purposes of carrying out our commercialization of the cervical product. The Company recorded revenues of $700,000, $0, and $0 during 1999, 2000, and 2001, respectively, related to the achievement of certain milestones.

Roche

The Roche agreement requires Roche to make milestone payments based on progress achieved and to purchase diabetes screening products manufactured by the Company at a predetermined profit margin, subject to renegotiation between the parties in certain instances. During 1999, 2000, and 2001, the Company recorded $987,000, $124,000, and $0, respectively, in revenues related to the achievement of certain milestones.

In July 1999, the Company received $381,000 in advance payments for inventory components with long lead times from Roche. The balance is noninterest bearing and is due upon the date in which Roche has received delivery of 250 diabetes screening devices pursuant to the Roche agreement and Federal Drug Administration Regulatory clearance has been issued.

Respironics

The Respironics agreement requires Respironics to make milestone payments based on progress achieved and to purchase infant jaundice products manufactured by the Company at a predetermined profit margin, subject to renegotiation between the parties in certain instances.

The Company recorded revenues of $200,000, $125,000, and $100,000 in 1999, 2000, and 2001, respectively, related to the achievement of certain milestones. Additionally, Respironics purchased products amounting to $364,000, $479,000, and $726,000 during 1999, 2000, and 2001, respectively, from the Company.

11. Business Segment Information

The Company operates in one business segment, the research and development of medical products. The Company had no product sales prior to fiscal year 1998. During fiscal years 1999, 2000, and 2001, total product revenues of $1,440,000, $2,219,000, and $2,358,000, respectively, related primarily to the Company's infant jaundice product. The Company has licensed the right to distribute the infant jaundice product within the United States and Canada to Respironics. The Company distributes the product outside the United States and Canada through a diverse group of foreign distributors. All sales are payable in United States dollars. Product revenues attributable to countries based on the location of the customer are as follows (in thousands):

	1999	2000	2001
United States and Canada	$ 364	$ 837	$1,043
Europe	566	687	958
Latin America	209	191	112
Middle East	154	54	67
Asia	81	400	144
Other	66	50	34
Total	$1,440	$2,219	$2,358

Because all product revenues are derived from the sale of U.S.-produced product, the Company has no significant long-lived assets located outside the United States.

Corporate Officers

Mark A. Samuels
Chairman, CEO and Director

Keith D. Ignotz
President, COO and Director

Thomas H. Muller, Jr.
Executive Vice President,
CFO and Secretary

Mark L. Faupel, Ph.D.
Chief Technical Officer

Richard L. Fowler
Senior Vice President of
Technology Assessment

Walter J. Pavlicek, Ph.D.
Vice President of Engineering

Robert G. Rothfritz
Vice President of Operations

Directors

Mark A. Samuels
Chairman and CEO

Keith D. Ignotz
President and COO

Charles G. Hadley
Rock Hill Medical Ventures, Inc.

Earl R. Lewis
President and CEO, FLIR Systems, Inc.

Chris F. Monahan
Vice President and General Manager
Abbott Laboratories Hematology
Business (Retired)

William Zachary, Jr.
Partner, Zachary & Seagraves, P.A.

Corporate Headquarters

SpectRx, Inc.
6025A Unity Drive
Norcross, GA 30071
770-242-8723
770-242-8639—Fax
www.spectrx.com
Internet Keyword: spectrx

Annual Meeting

The annual meeting for shareholders will be held at 10 a.m., May 22, 2002 at the
Amberley Suite Hotel
5885 Oakbrook Parkway
Norcross, GA

Transfer Agent and Registrar

SunTrust Bank, Atlanta
P.O. Box 4625
Atlanta, GA 30302
Customer Service—800-568-3476

Legal Counsel

Jones, Day, Reavis & Pogue
Atlanta, GA

Investor Relations Counsel

The Financial Relations Board—BSMG Worldwide, New York, NY

Investor Information Requests

Copies of the Company's Annual Report and 10-K may be obtained without charge (excluding exhibits) by contacting:

Bill Wells
SpectRx, Inc.
Investor Relations
6025A Unity Drive
Norcross, GA 30071
(770) 242-8723
bwells@spectrx.com

Stock Listing and Stock Price Summary

The Company's Common Stock is traded on the Nasdaq National Market® under the symbol SPRX. As of March 19, 2002, there were approximately 2,300 beneficial owners of the Company's Common Stock.

Quarter Ended	High	Low
3/31/01	$10.25	$6.00
6/30/01	9.21	5.05
9/30/01	8.70	5.10
12/31/01	8.10	5.65

Registered Market Makers

The following firms make a market in the Company's Common Stock:

Knight Securities L.P.
Spear, Leeds & Kellogg
Howe Barnes Investments, Inc.
Herzog, Heine, Geduld, Inc.
USB Warburg
NDB Capital Markets
JP Morgan H&Q
SunTrust Capital Markets, Inc.
Cincinnati Stock Exchange

Forward-Looking Statement

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995. A number of the matters and subject areas discussed in this report that are not historical or current facts deal with potential future circumstances and developments. The discussion of such matters and subject areas is qualified by the inherent risks and uncertainties surrounding future expectations generally and also may materially differ from SpectRx's actual future experience involving any of or more of such matters and subject areas. SpectRx has attempted to identify, in context, certain of the factors that they currently believe may cause actual future experience and results to differ from SpectRx's current expectations regarding the relevant matter or subject area. Such risks and uncertainties include: the early stage of its products in development, its dependence on collaborative arrangements, its dependence on licensed intellectual property, the uncertainty of market acceptance of its products, the intense competition in the medical device industry, the uncertainty of regulatory approval of its products, the uncertainty of additional capital to develop products, as well as those that are more fully described from time to time in SpectRx's reports under the heading "Risk Factors" filed with the SEC, including SpectRx's Annual Report on Form 10-K for the fiscal year ended December 31, 2001.



www.spectrx.com